EXHIBIT L

Concerned Shareholders of Cano Health Launch Director Withhold Campaign at the Company’s 2023 Annual Meeting

Major Shareholder Group Believes Cano is a Great Business Held Back by an Entrenched Board and Management That Have Lost Credibility and Destroyed Value

Exposes Cano’s Ongoing Efforts to Muzzle Shareholders by Refusing to Reopen the Window for Nominating Director Candidates and Submitting Proposals at Annual Meeting

Highlights That Group Has Brought a Lawsuit – for the Benefit of All Shareholders – to Compel the Board to Reverse Course by Reopening the Window

Files Preliminary Proxy and Urges Shareholders to WITHHOLD Support for Dr. Alan Muney and Kim M. Rivera – the Only Directors up for Re-Election at the Upcoming Annual Meeting

May 11, 2023 09:21 AM Eastern Daylight Time

NEW YORK & MIAMI--(BUSINESS WIRE)--Elliot Cooperstone, Lewis Gold and Barry Sternlicht (collectively with certain of their affiliates, the “Group”, “us” or “we”), who recently resigned as members of the Board of Directors (the “Board”) of Cano Health, Inc. (“Cano” or the “Company”) (NYSE: CANO), today issued the below letter to shareholders regarding its intended efforts at the 2023 Annual Meeting of Shareholders (the “Annual Meeting”).

***

Fellow Shareholders,

Cano’s upcoming Annual Meeting presents a near-term opportunity to send a loud and clear message to the entrenched Board and underperforming management team about the need for immediate, sweeping changes atop the Company.

As a group of former directors with ownership of approximately 35% of the outstanding shares, we have a deep understanding of Cano and are aligned with all shareholders in wanting to see the Company realize its potential. In our view, Cano is a great business that has seen its value decimated by an entrenched, out-of-touch Board and ethically compromised management, which have pursued misguided strategies and engaged in self-enriching schemes involving conflicts of interest, related-party transactions and insider loans.

While we were still on the Board, we voiced concerns about our fellow directors’ unwillingness to hold Dr. Marlow Hernandez, Cano’s Chief Executive Officer, accountable. We also demanded that he prioritize the best interests of all shareholders. Once one of us noted that he was considering resigning from the Board if Marlow Hernandez did not step down as CEO, six management-friendly directors formed a “Special Committee” that began operating as a “shadow board” by excluding us from decision making and rendering it impossible for us to exercise our fiduciary duties. This troubling situation left us with no choice other than to resign and start advocating for the best interests of all shareholders from outside the boardroom.

In light of Cano’s financial performance disturbing related-party transactions and unjustifiable isolation of aligned directors, we recently demanded that the Board do the right thing by reopening the nomination and proposal window under the Company’s Bylaws so that shareholders could vote to reconstitute the Board at the Annual Meeting. We believe this reopening is especially justified given the facts that have emerged since the nomination window closed.

Unfortunately, the Board never responded to our request and forced us to initiate litigation to compel the reopening. Regardless of our litigation, shareholders can still make their voices heard by withholding votes for the two directors up for re-election this year. We intend to WITHHOLD support for Dr. Alan Muney and Kim Rivera – the two current directors up for re-election at the Annual Meeting – and are urging you to do the same. We have filed a preliminary proxy statement so that we are able to solicit WITHHOLD votes against these two director candidates.

We are Deeply Troubled by the Value Destruction and High Rate of Cash Burn Under Current Leadership

A significant amount of shareholder value has been destroyed as a result of incomplete and late disclosures, poor capital allocation decisions and strategic planning failures. Total shareholder returns (“TSR”) are negative across every relevant horizon.1 This also represents massive underperformance relative to the S&P 500 Index, S&P Healthcare Sector Index, Russell 2000 and practically every possible peer.

	1 Year TSR	2 Year TSR	TSR Since IPO
Cano Health	-83.01	-91.49%	-92.51%
SPX Index	-10.49%	5.53%	-1.51%
S5HLTH Index	-5.87%	13.61%	8.32%
RTY Index	-14.17%	-17.43%	-20.82%

Compounding this underperformance, Cano has also burned through cash at an alarming rate. Cano had approximately $535 million of capital on its balance sheet when its de-SPAC transaction closed in June 2021 and the Company subsequently raised approximately $1 billion of debt capital thereafter. However, the Company reported only $32 million of unrestricted cash on its balance sheet as of March 31, 2023.2

It appears to us that Dr. Hernandez’s outsized influence over the Board led to the Company pursuing a misguided strategy that has been one of the key drivers of this destruction of value. In our view, Dr. Hernandez was able to push through ill-conceived business actions and acquisitions by leveraging his personal influence and providing incomplete and inaccurate information, as well as flawed projections, to the Board.

In our view, the Company’s recently announced intention to explore sales of certain non-core assets misses the point. We made it clear that a sale of all non-core assets was in shareholders’ best interests and that Cano must focus on its core Florida market. It is unfathomable that Cano refuses to sell money losing non-core assets outside Florida, and we question whether that reluctance is tied to Dr. Hernandez’s history of related-party transactions. Regardless, oversight of these sales efforts should not be entrusted to the same directors who have presided over significant value destruction and sustained governance failures.

We Believe that the Board Has Lost All Credibility with Shareholders – Given the Web of Related-Party Transactions, Director and Management Interlocks and Lack of Proper Disclosures

Shareholders have numerous – and increasing – reasons to not trust the current Board and management. The Company has repeatedly failed to file its annual reports on time since going public and has had to amend these filings to correct prior inadequate disclosures. It was not until after our resignations, and seemingly in direct response to our public pressure, that the Company amended its Annual Report for fiscal year 2022 and its officers made other disclosures that paint a very disturbing picture. Troubling new disclosures include:

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Dr. Hernandez’s mother, in addition to his brother (as previously disclosed), is an employee of Dental Excellence Partners, LLC, a company that is ultimately owned by Dr. Hernandez and which entered into a dental services agreement with Cano in April 2022.

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The Company has paid more than $23 million to a company controlled by Dr. Hernandez’s father (rather than an unnamed “family member,” as previously disclosed) for general contractor work at Cano’s facilities.

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On February 28, 2022, Dr. Hernandez had issued a secured promissory note in the amount of $30 million to Mr. Robert Camerlinck, the Company’s Chief Operating Officer, and this note was guaranteed by Chief Clinical Officer Richard Aguilar, Chief Growth Officer Jason Conger and Rick Sanchez, who appears to be Cano’s former Chief Marketing Officer.[3]

Finally, in the most recent blow to shareholders’ best interests, the Board appointed Solomon Trujillo as “Independent” Chairman of the Board and successor to Dr. Hernandez. Mr. Trujillo is far from independent given his relationships with other directors, and has benefitted financially from his position as a director – as detailed in our April 26th letter.

We question how the Board and executive management can properly maintain objective corporate governance and oversight over Cano’s management given this network of related-party transactions and apparent conflicts of interest.

It Is Time for Accountability at Cano – Shareholders Must Send a Clear Message that Immediate Change Is Needed

While our litigation on reopening the nomination and shareholder proposal window is pending, we believe that shareholders should use the upcoming Annual Meeting as an opportunity to conduct a referendum on the current Board. By voting WITHHOLD on Dr. Muney and Ms. Rivera as directors, you will send a strong message to the Board that you are dissatisfied with the status quo and believe urgent change is needed.

The Board claims to be acting in the interest of shareholders. They are not. They are acting in their own self-interest. We are confident that we speak for the great majority of shareholders who agree with the agenda for which we have been advocating.

In our view, any director who does not receive a majority of the votes cast for their re-election should tender his or her resignation. We call upon the Company to act in the best interests of shareholders and stand ready to immediately engage with the Board on a logical refresh and have identified candidates with substantial experience in corporate governance, capital allocation, M&A, finance and audit matters, as well as decades of experience in the healthcare services sector.

We urge you to make your voice heard with your vote at this year’s Annual Meeting, as time is of the essence.

Sincerely,

Elliot Cooperstone	Lewis Gold	Barry Sternlicht

As a reminder, shareholders can privately contact the Company and request that their feedback be shared with the full Board by emailing investors@canohealth.com.

Shareholders may also reach the Group at CanoInvestorGroup@longacresquare.com. The Group will keep all conversations confidential, unless otherwise instructed.

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Elliot Cooperstone, Lewis Gold and Barry S. Sternlicht (together, the “Former Directors”), together with the other participants named herein (collectively, the “Former Directors Group”), have filed a preliminary proxy statement and accompanying GREEN proxy card with the Securities and Exchange Commission (“SEC”) to be used to solicit votes to WITHHOLD with respect to the election of certain directors, Dr. Alan Muney and Ms. Kim M. Rivera, of Cano Health, Inc., a Delaware corporation (the “Company”), at the Company’s 2023 annual meeting of stockholders.

THE FORMER DIRECTORS GROUP STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS’ PROXY SOLICITOR.

The participants in the proxy solicitation are anticipated to be ITC Rumba, LLC (“ITC Rumba”), EGGE, LLC (“EGGE”), EG Advisors, LLC (“EG Advisors”), Jaws Equity Owner 146, LLC (“Jaws Equity Owner”) and the Former Directors.

As of the date hereof, ITC Rumba directly beneficially owns 159,780,988 shares of Class B Common Stock, par value $0.0001 per share, of the Company (the “Class B Common Stock”). As of the date hereof, Mr. Cooperstone directly beneficially owns 14,825 shares of Class A Common Stock, par value $0.0001 per share, of the Company (the “Class A Common Stock”). As the founder and managing partner of ITC Rumba, Mr. Cooperstone may also be deemed to beneficially own the 159,780,988 shares of Class B Common Stock directly owned by ITC Rumba. As of the date hereof, EGGE directly beneficially owns 1,533,085 shares of Class A Common Stock and 1,233,085 shares of Class B Common Stock. As of the date hereof, EG Advisors directly beneficially owns 158,850 shares of Class A Common Stock and 158,850 shares of Class B Common Stock. As the investment manager of EGGE, EG Advisors may also be deemed to beneficially own the 1,533,085 shares of Class A Common Stock and the 1,233,085 shares of Class B Common Stock directly owned by EGGE. As of the date hereof, Dr. Gold directly beneficially owns 14,825 shares of Class A Common Stock. As the Co-Managing Member of EG Advisors, Dr. Gold may also be deemed to beneficially own the 1,533,085 shares of Class A Common Stock and 1,233,085 shares of Class B Common Stock directly owned by EGGE, and the 158,850 shares of Class A Common Stock and 158,850 shares of Class B Common Stock directly owned by EG Advisors. As of the date hereof, Jaws Equity Owner directly beneficially owns 4,829,829 shares of Class A Common Stock. As of the date hereof, Mr. Sternlicht directly beneficially owns 20,650,795 shares of Class A Common Stock, including 7,844,639 shares of Class A Common Stock issuable upon the exercise of certain warrants purchased in connection with the initial public offering of the securities of Jaws Acquisition Corp. As the sole member of Jaws Equity Owner, Mr. Sternlicht may also be deemed to beneficially own the 4,829,829 shares of Class A Common Stock directly owned by Jaws Equity Owner.

1 As of market close March 30, 2023, the unaffected closing price before Barry Sternlicht’s resignation from the Board became public.

2 Cano Press Release, “Cano Health Announces Financial Results for the First Quarter 2023,” May 9, 2023, https://www.prnewswire.com/news-releases/cano-health-announces-financial-results-for-the-first-quarter-2023-301820074.html.

3 Rick Sanchez was referred to as the CMO of Cano on a Cano-sponsored segment that aired on local news on March 10, 2022 (link below) and certain press releases. However, it appears that neither the Company’s website nor SEC filings disclose Mr. Sanchez as being CMO of the Company since it has been public. Mr. Sanchez’s LinkedIn indicates that he was a Co-founder of Cano and the Chief Marketing Officer from March 2015 to October 2018.

https://www.8newsnow.com/news/las-vegas-now/the-benefits-of-value-based-healthcare-with-cano-health/

Contacts
Investors:
HKL & Co., LLC
Peter Harkins, Jr. / Jordan Kovler
Toll-Free: (800) 326-5997
CANO@hklco.com

Media:
Longacre Square Partners
Greg Marose / Joe Germani
gmarose@longacresquare.com / jgermani@longacresquare.com